UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

The Hackett Group, Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

404609109

(CUSIP Number of Common Stock)

Frank A. Zomerfeld, Esq. General Counsel 1001 Brickell Bay Drive, Suite 3000 Miami, Florida 33131 (305) 375-8005

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

John B. Beckman, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 (202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$55,000,000.00	$6,303.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $55 million in aggregate of up to 12,941,176 shares of common stock, $0.001 par value, at the minimum tender offer price of $4.25 per share.
**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by The Hackett Group, Inc., a Florida corporation (“Hackett” or the “Company”), on February 22, 2012, in connection with the Company’s offer to purchase up to $55 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $5.00 nor less than $4.25 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO, as amended. You should read this Amendment No. 4 together with the Schedule TO, as amended, the Offer to Purchase dated February 22, 2012 and the Letter of Transmittal.

ITEMS 1, 4 AND 7.    SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(1) The following sections of the Offer to Purchase are hereby amended by appending the phrase “, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended” to the end of each of the following sentences immediately prior to the period at the end of such sentences:

(a) In the section of the Offer to Purchase captioned “IMPORTANT,” the first sentence of the penultimate paragraph on page i is hereby amended and restated to read:

“We are not making this Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.”

(b) In the section of the Offer to Purchase captioned “SUMMARY TERM SHEET” the last sentence of the penultimate paragraph on page i in response to the question “How do I tender my Shares?” is amended and restated to read:

“If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction, provided that we will comply with the requirements of Exchange Act Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.”

(c) In the section of the Offer to Purchase captioned “16. Miscellaneous,” the third sentence of the first paragraph on page 42 is hereby amended and restated to read:

“If, after good faith effort, we cannot comply with the applicable law, we will not make the Offer to, not will we accept tenders from or on behalf of, the holders of shares residing in that jurisdiction, provided that we will comply with the requirements of Exchange Act Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.”

(2) The following sections of the Offer to Purchase are hereby amended by appending the phrase “, subject to a challenge of such determination in a court of competent jurisdiction” to the end of each of the following sentences immediately prior to the period at the end of such sentences:

(a) In the section of the Offer to Purchase captioned “3. Procedures for Tendering Shares,” the first sentence in the paragraph beginning with the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” is amended and restated to read:

“All questions as to the number of Shares to be accepted, the Final Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a challenge of such determination in a court of competent jurisdiction.”

(b) In the section of the Offer to Purchase captioned “3. Procedures for Tendering Shares,” the third sentence in the paragraph beginning with the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” is amended and restated to read:

“We also reserve the absolute right to waive any of the conditions of the Offer on or prior to the Expiration Date, or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder (whether or not we waive similar defects or irregularities in the case of other stockholders), and our interpretation of the terms of the Offer will be final and binding on all parties, subject to a challenge of such determination in a court of competent jurisdiction.”

(c) In the section of the Offer to Purchase captioned “4. Withdrawal Rights,” the first sentence of the third paragraph is amended and restated to read:

“We will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in our sole discretion, which determination will be final and binding on all parties, subject to a challenge of such determination in a court of competent jurisdiction.”

(d) In the section of the Offer to Purchase captioned “7. Conditions of the Offer,” the last sentence of the last paragraph is amended and restated to read:

“Any determination by us concerning the events described above will be final and binding on all parties, subject to a challenge of such determination in a court of competent jurisdiction.”

(3) The following sections of the Offer to Purchase are hereby amended as follows:

(a) In the section of the Offer to Purchase captioned “SUMMARY TERM SHEET” the first bullet point in response to the question “Are there any conditions to the Offer?” is amended and restated to read:

•	“no legal action shall have been pending or taken that could, in the reasonable judgment of the Company, prohibit or adversely affect the consummation of the Offer;”

(b) In the section of the Offer to Purchase captioned “7. Conditions of the Offer,” the first bullet point is amended and restated to read:

•

“there has been any action pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, seeks to or could directly or indirectly:”

(c) In the section of the Offer to Purchase captioned “7. Conditions of the Offer,” the seventh sub-bullet point is deleted in its entirety.

(d) In the section of the Offer to Purchase captioned “7. Conditions of the Offer,” the third sentence of the first paragraph is amended and restated to read:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if at any time on or after the commencement of the Offer and prior to the Expiration Date any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A is true, complete and correct.

The Hackett Group, Inc.

Dated: March 6, 2012	By:	/s/ Ted A. Fernandez
	Name:	Ted A. Fernandez
	Title:	Chief Executive Officer and Chairman of the Board